UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K, including Exhibit 10.1, is incorporated by reference into the registrant’s (i) registration statement on Form F-3 (File No. 333-271901) and (ii) registration statement on Form S-8 (File No. 333-278392).

Other Events

A.T.C. Amendment Agreement

As previously disclosed in the Current Report on Form 6-K of Genenta Science S.p.A. (the “Company”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2026, the Company previously entered into an Investment Agreement with A.T.C. S.r.l. (“A.T.C.”) on January 24, 2026 (the “Investment Agreement”). On May 25, 2026, the Company entered into an amendment to the Investment Agreement (as amended, the “A.T.C. Amendment Agreement”), pursuant to which the Company committed to acquire the remaining 80.5% equity ownership in A.T.C. from Marco Spiga, Mattia Berardinetti, and Gioacchino Specchi (collectively, the “A.T.C. Shareholders”). The acquisition of such equity ownership pursuant to the A.T.C. Amendment Agreement (the “Transaction”) was completed on May 29, 2026, before the Italian Notary. The principal economic terms of the Transaction, including the aggregate purchase price and the Purchase Price per Share (as defined below), were approved by the Company’s Board of Directors on May 18, 2026. The key terms of the Transaction are as follows:

●	The aggregate purchase price for the Company’s acquisition of the 80.5% equity ownership in A.T.C. from the A.T.C. Shareholders was Euro 9,604,076.82 and was paid by the Company by way of set-off against the amount owed by the A.T.C. Shareholders to the Company in connection with the subscription by the A.T.C. Shareholders of no. 24,625,838 ordinary shares of the Company, no par value (the “Ordinary Shares”), at a subscription price per share equal to Euro 0.39 (the “Purchase Price per Share”). The Ordinary Shares were allotted to the A.T.C. Shareholders in proportion to their respective pro-rata portion of the aggregate purchase price.

●	The Ordinary Shares allotted to the A.T.C. Shareholders shall be subject to a lock-up period of 36 months commencing from the date of issuance (the “Lock-Up Period”). Moreover, for the duration of the Lock-Up Period, the A.T.C. Shareholders shall not, directly or indirectly, purchase or promise to purchase any shares or securities of the Company or rights convertible into or exchangeable for, or any derivatives however related to, any shares or other securities of the Company. In addition, for the duration of the Lock-Up Period, the A.T.C. Shareholders have waived their right to enroll in the Company’s loyalty share program, or to request access to any enhanced voting rights associated with the Ordinary Shares.

●	The A.T.C. Shareholders have been granted a put option, exercisable from the third anniversary of the issuance of the Ordinary Shares and ending on the fifth anniversary thereof (the “Put Option”). Pursuant to the Put Option, if in any calendar quarter during such period, the volume-weighted average price of the Ordinary Shares, calculated on the basis of the official quotations of the preceding three months, is lower than the Purchase Price per Share by more than 30% (the “Floor Price”), each A.T.C. Shareholder shall have the right to sell to the Company all or part of the Ordinary Shares held by such A.T.C. Shareholder at a price per share equal to the Floor Price. The Put Option may be exercised within 15 days following the end of the relevant calendar quarter. Upon exercise of the Put Option, the Company shall have the right to (i) acquire directly the Ordinary Shares for which the Put Option has been exercised, (ii) designate a third-party to acquire the Ordinary Shares for which the Put Option has been exercised, or (iii) to initiate a search procedure to identify a potential third-party purchaser interested in acquiring the Ordinary Shares for which the Put Option has been exercised, provided that such procedure shall be completed within three calendar months from receipt of the applicable exercise notice.

●	Notwithstanding the lock-up, the Company has been granted a call option, exercisable from the first anniversary of the issuance of the Ordinary Shares and ending on the third anniversary thereof (the “Call Option”). Pursuant to the Call Option, if in any calendar quarter during such period, the volume-weighted average price of the Ordinary Shares, calculated based on the official quotations of the preceding three months, is higher than the Purchase Price per Share by more than 30%, the Company shall have the right to purchase from each A.T.C. Shareholder all or part of the Ordinary Shares held by such A.T.C. Shareholder at a price per share equal to the Purchase Price per Share, plus 30%. The Call Option may be exercised within 15 days following the end of the relevant calendar quarter. Upon exercise of the Call Option, the Company shall have the right to (i) acquire directly the Ordinary Shares for which the Call Option has been exercised, (ii) designate a third-party to acquire the Ordinary Shares for which the Call Option has been exercised, or (iii) to initiate a search procedure to identify a potential third-party purchaser interested in acquiring the Ordinary Shares for which the Call Option has been exercised, provided that such procedure shall be completed within three calendar months from issuance of the applicable exercise notice.

●	The Transaction is not intended to create a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), among the A.T.C. Shareholders for the purpose of acquiring, holding, voting or disposing of securities of the Company. Each A.T.C. Shareholder shall be solely responsible for its own beneficial ownership reporting obligations under the Exchange Act.

●	None of the A.T.C. Shareholders have any right to nominate candidates for, or seek appointment to, the Company’s board of directors, and shall not enter into any employment, consulting, or management agreement with the Company.

The foregoing description of the A.T.C Amendment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A.T.C. Amendment Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 6-K (this “Report”) and is incorporated by reference herein.

Forward-Looking Statements

This Report contains forward-looking statements that involve risks and uncertainties, such as statements regarding the Company’s acquisition of equity ownership in A.T.C.

The risks and uncertainties involved include the Company’s and the A.T.C. Shareholders’ ability to satisfy and comply with the provisions contained in the Agreement, including but not limited to the Lock-Up Period, the Put Option, the Call Option, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report. The Company does not intend to revise or update any forward-looking statement in this Report as a result of new information, future events or otherwise, except as required by law.

SUBMITTED HEREWITH

Attached to this Report for the month of June 2026, and incorporated by reference herein, is:

Exhibits.

Exhibit No.	Description
10.1*	Amendment to the Investment Agreement, dated May 25, 2026, by and among the Company, A.T.C. S.r.l., Marco Spiga, Mattia Berardinetti, and Gioacchino Specchi.

 * Certain portions of this exhibit (indicated with “[***]”) have been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K. Certain annexes, schedules, and exhibits have also been omitted pursuant to Item 601(a)(5) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: May 29, 2026